FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014
Commission File Number: 001-36437

DORIAN LPG LTD.
 (Translation of registrant's name into English)
c/o Dorian LPG (USA) LLC, 27 Signal Road, Stamford, Connecticut 06902
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated November 6, 2014 of Dorian LPG Ltd. announcing its financial results for the three months ended September 30, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DORIAN LPG LTD.
(registrant)

Dated: November 14, 2014	By:	/s/ Theodore B. Young
Theodore B. Young
Chief Financial Officer

EXHIBIT 99.1

Dorian LPG Ltd. Announces Second Quarter 2015 Financial Results
STAMFORD, Conn., Nov. 6, 2014 /PRNewswire/ -- Dorian LPG Ltd. (NYSE: LPG) (the "Company" or "Dorian LPG"), a leading owner and operator of modern very large gas carriers ("VLGCs"), today reported its financial results for the three months ended September 30, 2014.
Highlights – Second Quarter
•	Took delivery of the second vessel under our VLGC newbuilding program, the Corsair, from Hyundai Heavy Industries Co. Ltd. ("Hyundai"), on September 26, 2014 - which is trading in the spot market.
•	Captain John NP recorded time charter equivalent ("TCE") rate of $71,355 for the three months ended September 30, 2014.
John Hadjipateras, Chairman, President and Chief Executive Officer, commented, "We made progress in Q2 2015, as we continued to build out our fleet with the delivery of the Corsair in late September.  We currently own and manage a modern fleet of 5 VLGCs and one pressurized LPG carrier. With the delivery of the Corsair, we now have newbuilding contracts for the construction of 17 new fuel-efficient ECO-design VLGCs with scheduled deliveries between January 2015 and January 2016.  As the U.S. continues to play a significant role in the LPG industry, we believe we are well positioned to take advantage of this future opportunity."
Second Quarter 2015 Results Summary
Revenues of $20.4 million for the three months ended September 30, 2014 represent charter hire and voyage charters earned for our five VLGC vessels and our pressurized 5,000 cbm vessel. Two of our VLGCs operated in the spot market and earned $13.6 million in voyage charter revenues, including a VLGC that ended its time charter on July 27, 2014. The Corsair, which is operating in the spot market, was delivered on September 26, 2014 and earned no revenues for the three months ended September 30, 2014. Three of our VLGCs earned time charter hire revenues amounting to $6.4 million. Time charter revenues included $2.2 million of profit sharing. For the three months ended September 30, 2014, the Grendon, which ended its time charter at the end of May 2014, earned $0.2 million of revenues, had 14 operating days and was in drydock for 10 days.
Voyage expenses were approximately $4.4 million during the three months ended September 30, 2014. Voyage expenses mainly related to bunkers of $3.4 million, port charges of $0.4 million, brokers' commissions of $0.3 million, security costs of $0.2 million and other voyage expenses of $0.1 million. Vessel operating expenses are influenced by the age and size of the vessel, the condition of the vessel and other factors. Vessel operating expenses were approximately $5.2 million during the three months ended September 30, 2014, or $11,764 per vessel per calendar day, which is calculated by dividing vessel operating expenses by calendar days for the relevant time period. This included approximately $0.7 million relating to training of additional crew on our operating VLGC fleet in anticipation of newbuilding deliveries as well as $0.3 million of pre-delivery expenses related to the Comet and Corsair. The Grendon, which ended its time charter at the end of May 2014, had 14 operating days for the three months ended September 30, 2014 and $1.0 million of vessel operating expenses, inclusive of $0.3 million of expenses related to repairs and maintenance.
Depreciation and amortization was approximately $3.0 million for the three months ended September 30, 2014 and mainly relates to depreciation expense for our operating vessels.
General and administrative expenses were approximately $4.3 million for the three months ended September 30, 2014 and were comprised of $2.0 million of salaries, wages and benefits, $0.8 million of stock-based compensation, $0.6 million for professional, legal, audit and accounting fees, and $0.9 million of other general and administrative expenses.

Interest and finance costs amounted to less than $0.1 million for the three months ended September 30, 2014. The interest and finance costs consisted of interest incurred on our long-term debt of $0.6 million and amortization of financing costs of $0.2 million, less capitalized interest of $0.8 million. The average indebtedness during the three months ended September 30, 2014 was $125.8 million and the outstanding balance of our long‑term debt as of September 30, 2014 was $123.9 million.
Gain/(loss) on derivatives, net, amounted to a net gain of approximately $0.3 million for three months ended September 30, 2014. The net gain on derivatives was primarily comprised of an unrealized gain of $1.7 million from the changes in the fair value of the interest rate swaps, partially offset by a realized loss of $1.4 million.
Market Outlook Update
Overall, LPG exports this year are on track to exceed 13 million metric tons, which is roughly a 50% increase over 2013.  This growth, which has been supported by export terminal expansions in the Gulf, has continued to drive high global fleet utilization and strong spot rates for VLGCs.  There can be no guarantee that rates will remain at these levels.
The recent decline in oil prices has not had any noticeable effect on demand for LPG shipping.  Based on the significant investments that have already been committed in export capacity in the Gulf, we have no expectations for any change in US export growth.  We further believe that the fundamentals that have propelled recent growth in global LPG demand remain largely unchanged as its attractive price levels and favorable environmental characteristics make it a preferred energy source for many sectors of the economy.
Seasonality
Liquefied gases are primarily used for industrial and domestic heating, as a chemical and refinery feedstock, as a transportation fuel and in agriculture. The liquefied gas carrier market is typically stronger in the spring and summer months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and the supply of certain commodities. As a result, demand for our vessels may be stronger in our quarters ending June 30 and September 30 and relatively weaker during our quarters ending December 31 and March 31, although 12‑month time charter rates tend to smooth these short‑term fluctuations. To the extent any of our time charters expires during the relatively weaker quarters ending December 31 and March 31, it may not be possible to re‑charter our vessels at similar rates. As a result, we may have to accept lower rates or experience off‑hire time for our vessels, which may adversely impact our business, financial condition and operating results.
Fleet
Our operating fleet currently consists of six LPG carriers, including two fuel-efficient 84,000 cbm ECO-design VLGCs, three modern 82,000 cbm VLGCs and one pressurized 5,000 cbm vessel. In addition, we have newbuilding contracts for the construction of seventeen new fuel‑efficient 84,000 cbm ECO-design VLGCs at Hyundai and Daewoo Shipping and Marine Engineering, Ltd., both of which are based in South Korea, with scheduled deliveries between January 2015 and January 2016.
Each of our newbuildings will be an ECO‑design vessel incorporating advanced fuel efficiency and emission‑reducing technologies. Upon completion of our VLGC Newbuilding Program in January 2016, 100% of our VLGC fleet will be operated as sister ships and the average age of our VLGC fleet will be approximately 1.6 years, while the average age of the current worldwide VLGC fleet is approximately 10.6 years.

	Capacity (Cbm)	Shipyard	Sister Ships	Year Built/ Estimated Delivery(1)	ECO Vessel(2)	Charterer	Charter Expiration(1)
OPERATING FLEET
VLGC
Captain Nicholas ML	82,000	Hyundai	A	2008	—	Spot	—
Captain John NP	82,000	Hyundai	A	2007	—	Spot	—
Captain Markos NL (3)	82,000	Hyundai	A	2006	—	Statoil	Q4 2014
						Shell	Q4 2019
Comet (4)	84,000	Hyundai	B	2014	X	Shell	Q4 2019
Corsair (5)	84,000	Hyundai	B	2014	X	Spot	—

Small Pressure
Grendon	5,000	Higaki		1996	—	Spot	—
NEWBUILDING VLGCs
Corvette	84,000	Hyundai	B	Q1 2015	X	—	—
Cougar	84,000	Hyundai	B	Q2 2015	X	—	—
Cobra	84,000	Hyundai	B	Q2 2015	X	—	—
Continental	84,000	Hyundai	B	Q2 2015	X	—	—
Concorde	84,000	Hyundai	B	Q2 2015	X	—	—
Constitution	84,000	Hyundai	B	Q2 2015	X	—	—
Commodore	84,000	Hyundai	B	Q3 2015	X	—	—
Constellation	84,000	Hyundai	B	Q3 2015	X	—	—
Cresques	84,000	Daewoo	C	Q3 2015	X	—	—
Cheyenne	84,000	Hyundai	B	Q3 2015	X	—	—
Clermont	84,000	Hyundai	B	Q3 2015	X	—	—
Chaparral	84,000	Hyundai	B	Q4 2015	X	—	—
Commander	84,000	Hyundai	B	Q4 2015	X	—	—
Cratis	84,000	Daewoo	C	Q4 2015	X	—	—
Copernicus	84,000	Daewoo	C	Q4 2015	X	—	—
Challenger	84,000	Hyundai	B	Q1 2016	X	—	—
Caravel	84,000	Hyundai	B	Q1 2016	X	—	—
Total	1,847,000

(1)	Represents calendar year quarters.

(2)	Represents vessels with very low revolutions per minute, long‑stroke, electronically controlled engines, larger propellers, advanced hull design, and low friction paint.

(3)	Currently on time charter with Statoil expected to conclude in December 2014. Commensurate with the conclusion, a time charter with Shell will commence at a rate of $850,000 per month.

(4)	Delivered on July 25, 2014 and on a time charter with Shell that began on that date at a rate of $945,000 per month.

(5)	Delivered on September 26, 2014 and currently in the spot market.

Financial Information
The following table presents selected financial data and other data of Dorian LPG Ltd. as of September 30, 2014.  See the Company's interim condensed consolidated financial statements and management's discussion and analysis included as an exhibit to the Company's Current Report on Form 6-K filed on November 5, 2014 for additional financial information for the three month period ended September 30, 2014.

(in U.S. dollars, except fleet data)	Three months ended September 30, 2014	Six months ended September 30, 2014	July 1, 2013 (inception) to September 30, 2013
Statement of Operations Data
Revenues	$20,358,211	$36,212,051	$6,055,682
Expenses
Voyage expenses	4,357,560	7,143,558	1,822,424
Vessel operating expenses	5,187,845	8,670,968	2,175,059
Management fees‑related party	—	1,125,000	872,356
Depreciation and amortization	3,034,138	5,501,080	1,682,697
General and administrative expenses	4,302,218	5,094,724	12,879
Total expenses	16,881,761	27,535,330	6,565,415
Operating income/(loss)	3,476,450	8,676,721	(509,733)
Other income/(expenses)
Interest and finance costs	(37,452)	(215,992)	(649,863)
Interest income	134,273	241,628	100,039
Gain/(loss) on derivatives, net	342,309	(1,045,835)	(599,148)
Foreign currency gain/(loss), net	(146,903)	(220,596)	232,944
Total other income/(loss), net	292,227	(1,240,795)	(916,028)
Net income/(loss)	$3,768,677	$7,435,926	$(1,425,761)
Earnings/(loss) per common share, basic and diluted	$0.07	$0.13	$(0.08)
Other Financial Data
Adjusted EBITDA(1)	$7,256,230	$14,965,356	$1,505,946
Fleet Data
Calendar days(2)	441	805	256
Available days (3)	388	752	239
Operating days(4)	350	683	233
Fleet utilization(5)	90.2%	90.8%	97.5%
Average Daily Results
Time charter equivalent rate(6)	$45,716	$42,560	$18,168
Daily vessel operating expenses(7)	$11,764	$10,771	$8,496

	As of September 30, 2014	As of March 31, 2014
(in U.S. dollars)
Balance Sheet Data
Cash and cash equivalents	$283,013,780	$279,131,795
Restricted cash, current	—	30,948,702
Restricted cash, non‑current	4,510,000	4,500,000
Total assets	1,000,601,014	840,245,766
Current portion of long-term debt	9,612,000	9,612,000
Long-term debt – net of current portion	114,300,500	119,106,500
Total liabilities	146,512,239	148,046,334
Total shareholders' equity	854,088,775	692,199,432

(1)
Adjusted EBITDA represents net income before interest and finance costs, loss/(gain) on derivatives, net, stock compensation expense and depreciation and amortization and is used as a supplemental financial measure by management to assess our financial and operating performance. We believe that adjusted EBITDA assists our management and investors by increasing the comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of derivatives, interest and finance costs, stock-based compensation expense, and depreciation and amortization expense, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including adjusted EBITDA as a financial and operating measure benefits investors in selecting between investing in us and other investment alternatives.

Adjusted EBITDA has certain limitations in use and should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income. Adjusted EBITDA as presented below may not be computed consistently with similarly titled measures of other companies and, therefore might not be comparable with other companies.
The following table sets forth a reconciliation of net income/(loss) to Adjusted EBITDA (unaudited) for the periods presented:

(in U.S. dollars)	Three months ended September 30, 2014	Six months ended September 30, 2014	July 1, 2013 (inception) to September 30, 2013
Net income/(loss)	$3,768,677	$7,435,926	$(1,425,761)
Interest and finance costs	37,452	215,992	649,863
Loss/(gain) on derivatives-net	(342,309)	1,045,835	599,148
Stock-based compensation expense	758,272	766,523	—
Depreciation and amortization	3,034,138	5,501,080	1,682,696
Adjusted EBITDA	$7,256,230	$14,965,356	$1,505,946

(2)
We define calendar days as the total number of days in a period during which each vessel in our fleet was owned. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

(3)
We define available days as calendar days less aggregate off‑hire days associated with scheduled maintenance, which include major repairs, drydockings, vessel upgrades or special or intermediate surveys. We use available days to measure the aggregate number of days in a period that our vessels should be capable of generating revenues.

(4)
We define operating days as available days less the aggregate number of days that our vessels are off‑hire for any reason other than scheduled maintenance. We use operating days to measure the number of days in a period that our operating vessels are on hire.

(5)
We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. An increase in non‑scheduled off‑hire days would reduce our operating days, and therefore, our fleet utilization. We use fleet utilization to measure our ability to efficiently find suitable employment for our vessels.

(6)
Time charter equivalent rate, or "TCE rate", is a measure of the average daily revenue performance of a vessel. TCE rate is a shipping industry performance measure used primarily to compare period‑to‑period changes in a shipping company's performance despite changes in the mix of charter types (such as time charters, voyage charters) under which the vessels may be employed between the periods. Our method of calculating TCE rate is to divide revenue net of voyage expenses by operating days for the relevant time period.

(7)	Daily vessel operating expenses are calculated by dividing vessel operating expenses by calendar days for the relevant time period.

Conference Call
A conference call to discuss the results will be held today, November 6, 2014, at 8:00 a.m. ET. The conference call can be accessed live by dialing 1-866-652-5200, or for international callers, 1-412-317-6060, and request to be joined into the Dorian LPG call. A replay will be available at 10:00 a.m. ET and can be accessed by dialing 1-877-344-7529, or for international callers, 1-412-317-0088. The pass code for the replay is 10055716. The replay will be available until November 14, 2014, at 9:00 a.m. ET.
A live webcast of the conference call will also be available under the investor relations section at www.dorianlpg.com.
About Dorian LPG Ltd.
Dorian LPG is a liquefied petroleum gas shipping company and a leading owner and operator of modern VLGCs. Dorian LPG currently owns and operates five modern VLGCs and one pressurized LPG vessel. In addition, Dorian LPG has 17 ECO VLGC newbuildings under construction. Dorian LPG has offices in Connecticut, USA, London, United Kingdom and Piraeus, Greece.
Forward-Looking Statements
This press release contains "forward-looking statements." Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "may," "should" and similar expressions are forward-looking statements. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature are inherently uncertain and outside of the Company's control. Actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company's Annual Report on Form 20-F, under the heading "Risk Factors." The Company does not assume any obligation to update the information contained in this press release.
Contact Information
Ted Young; Chief Financial Officer: Tel.: +1 (203) 674-9695 or IR@dorianlpg.com